Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
Legal name	Country
Websense UK Limited	United Kingdom
Websense Japan KK	Japan
Websense (Australia) Pty Limited	Australia
Websense International Limited	Ireland
Websense Holdings International Limited	Ireland
Websense France S.A.R.L.	France
Websense Deutschland GmbH	Germany
Websense Italia S.r.l.	Italy
Websense Brasil Gerenciamento e Segurança de Internet Ltda.	Brazil
Websense Mauritius	Mauritius
Websense Software Services India Private Limited	India
Websense Canada, Inc.	Canada
Websense Network Security Technology R&D (Beijing) Co., Ltd.	China
PortAuthority Technologies, Inc.	United States
Port Authority Technologies Israel Ltd.	Israel